February 17, 2016

VIA Edgar Filing

Ms. Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Li Xiao, Brian Cascio, Mary Beth Breslin, and Geoff Kruczek

Re:	CUI Global, Inc.

Amendment No. 1 to Form 10-K for period ended December 31, 2014

Filed January 15, 2016

Letter Submitted January 15, 2016

File No. 001-35407

Dear Ms. Ravitz:

Thank you for your response to our January 15, 2016 letter and your February 8, 2016 comment regarding the above referenced filings. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements and in enhancing the overall disclosures in our filing. The following sets forth the comments made in your letter dated February 8, 2016 and our responses thereto:

Business, page 3

1. Regarding your response to prior comment 1, please note that required and/or material information must be disclosed, even if confidential. Therefore, disclosure required by Regulation S-K is not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA. This type of information includes the identity of a 10% customer. For guidance, please refer to Staff Legal Bulletin No. 1, available on the Commission’s website. Accordingly, please tell us, and in future filings disclose, the identity of the three customers in 2014 and two customers in 2013 from whom over 50% of your revenues were derived, if any of those customers accounted for more than 10% of your revenues in that year and the loss of the customer would have a material adverse effect on your business.

Response:

The identity of the two customers in 2014 and two customers in 2013 from whom over 50% of our revenues were derived and that accounted for more than 10% of our revenues are:

2014:  30% customer was Digi-Key Electronics

2014: 16% customer was National Grid

2013:  33% customer was Digi-Key Electronics

2013:  17% customer was National Grid

In future filings we intend to disclose the identity of the customers that accounted for more than 10% of our revenues.

20050 SW 112th Avenue • Tualatin, Oregon 97062

Please note that we have included in Risk Factor entitled Our revenues depend on key customers and suppliers the following wording: There is no assurance that we will continue to maintain all of our existing key customers in the future.  Should we, for any reason, discontinue our business relationship with any one of these key customers, the impact to our revenue stream would be substantial.

In further compliance with your Comment Letter, please accept this letter as written acknowledgment that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Sincerely,

/William J. Clough/

William J. Clough, Esq.

CEO/President

CUI Global, Inc.

cc:	Michael Cronin, Esq.

20050 SW 112th Avenue • Tualatin, Oregon 97062